FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 18, 2013

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “Regarding news reports on antitrust litigation in California by AT&T against LCD manufacturers” dated February 18, 2013.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: February 18, 2013	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.
February 18, 2013
English Language Summary

Subject:   Regarding news reports on antitrust litigation in California by AT&T against LCD manufacturers
Regulation:   Published pursuant to Article 2-31 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events:  2013/02/18

Contents:
1. Name of the reporting media:The Central News Agency
2. Date of the report:2013/02/15
3. Content of the report:
Regarding news reports on antitrust litigation in California by AT&T against LCD manufacturers
4. Summary of the information provided by investors:N/A
5. Company's explanation of the reportage or provided information:
Regarding news reports by the media that the U.S. Ninth Circuit Court remanded certain lawsuit filed by AT&T in California against the LCD manufacturers, the subsequent outcome is awaiting reconsideration by the Northern District Court of California. The Company has already reached a full settlement with AT&T in the fourth quarter of 2012 and the settlement payment was reflected in the financial report in the said quarter.
6. Countermeasures:N/A
7. Any other matters that need to be specified:N/A